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[TNR TECHNICAL, INC. LOGO]
301 Central Park Drive
Sanford, FL 32771
(407) 321-3011



March 22, 2005

Mr. Eric Atallah
Staff Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C.  20549

Subject: Response to Comment Letter, dated March 9, 2005
         TNR Technical, Inc.

Dear Mr. Atallah:

We hereby submit our responses to your comment letter, dated March 9, 2005, related to our Form 10-K/A (for the year ended July 31, 2004) and Form 10-Q (for the quarter ended October 31, 2004) filings with respect to the request for supplemental information in comments numbering 4-8.

COMMENTS 1-3:     Comments 1 - 3 will be addressed in future filings in a
                  manner consistent with our recently filed Form 10-Q for the quarter ended January 31, 2005.

COMMENT 4:        In response to your inquiry, we herein supplementally
                  disclose that trading gains for the fiscal year ended July 31, 2004 associated with trading securities still held at the balance sheet date amounted to $47,670 net of money market interest and realized gains/losses. In accordance with your instructions, we will in future filings disclose this information in the notes to the financial statements.

COMMENT 5:        We agree with your comment regarding the appropriate
                  classification of the purchase of investments within the statement of cash flows. We have inadvertently classified these purchases as investing activities and agree that they should be displayed as an operating activity. Accordingly, in future filings we will classify purchases of investments as an operating activity and reclassify purchases in prior periods to be consistent with the proper presentation as discussed herein.

COMMENT 6:        Inventories are valued and stated in the financial
                  statements at the lower of cost (as determined by the first-in, first-out method) or market. Finished products
                  (including work in progress) represent assembled products which are generally minimal with respect to inventory balances taken as a whole. These products, which are substantially produced on a made-to-order basis, include all direct costs, such as labor and materials and those indirect costs which are related to production, such as indirect labor, supplies and warehousing costs. Reserves, if any, are very minimal and relate primarily to discontinued product lines when they do occur. We will revise future filings to expand our disclosure regarding the valuation of inventories as indicated herein.


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Mr. Eric Atallah
March 22, 2005
Page 2 of 3


COMMENT 7:        We have noted your comment related to the lease arrangement we have with a related party. We will revise future filings to disclose the amount due to related parties as of the balance sheet. For the fiscal year ended July 31, 2004, there were no amounts due to related parties as of that date. The lease agreement was executed and commenced in 1996. Therefore, our disclosure of future lease payments runs through the end of the current lease agreement which is in the fiscal year ending
                  2006. There is no indication in this agreement of the existence of any renewal provisions.

COMMENT 8:        We agree with your comment and will in future filings
                  reflect losses on the sale or disposition of fixed assets within operating income and reclassify prior year reported amounts to be consistent with this treatment.

COMMENTS 9-12:    We believe the answers to these comments would cause
                  immaterial changes to the prior filings. We would like to comply with these comments in future filings. Moreover, we complied with these comments in the recently filed Form 10-Q for TNR's quarter ended January 31, 2005.

Please let us know if you have any questions regarding our responses or require further information.


Very truly yours,

/s/ Wayne Thaw
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Wayne Thaw
President